COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES	Exhibit 12.1

	Year Ended December 31,
(US $ in thousands)	2013	2012	2011
Earnings:
Pre-tax income from continuing operation before adjustment for non-controlling interest	$17,891	$2,006	$(17,578)
Add: fixed charges	10,773	13,471	13,175
Add: amortization of capitalized interest	827	827	539
Less: interest capitalized	—	—	3,525
Earnings	29,491	16,304	(7,389)
Fixed charges:
Interest expensed and capitalized	9,032	12,489	12,517
Add: Amortized capitalized expenses related to indebtedness	1,741	982	658
Fixed charges	10,773	13,471	13,175
Earnings to fixed charges ratio	2.74x	1.21x	(0.56	)x